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11019588

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SEC MAIL PROCESSING SECTION
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WASH. D.C.
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altegris Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 400
(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Sundt (858) 459-7040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jon Sundt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altegris Investments, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINDA RUBIO
Commission # 1833983
Notary Public - California
San Diego County
My Comm. Expires Jan 29 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTEGRIS INVESTMENTS, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Altegris Investments, Inc.

We have audited the accompanying statement of financial condition of Altegris Investments, Inc. as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Altegris Investments, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2011

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	2,096,472
Commissions receivable, net of allowance for bad debt of $175,548		1,951,998
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $877,956		394,529
Prepaid expenses		145,610
Other assets		81,206
	$	**4,669,815**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	768,841
Accounts payable and accrued expenses		372,985
Capital lease obligation (Note 3)		57,595
Total liabilities		1,199,421
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, no par value, authorized 1,000 shares, 270 shares issued and outstanding		451,195
Additional paid-in capital		3,019,199
Retained earnings		-
Total shareholder's equity		3,470,394
	$	**4,669,815**

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Altegris Investments, Inc., (the "Company") was incorporated on June 19, 1975. The Company is a wholly-owned subsidiary of Altegris Capital, LLC. It is registered with the Securities and Exchange Commission as a broker dealer and with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker. The Company's primary activity is marketing hedge and commodity funds and introducing commodity brokerage accounts directed by third party managers to various futures commission merchants ("FCMs").

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition and Securities Transactions

The Company has entered into additional selling agent agreements with various funds. In addition to front-end sales commissions paid by the fund, the fund's sponsors pay the Company a portion of the fees paid by the fund allocable to interests sold by the Company. With respect to commodity brokerage accounts introduced to FCMs to which it introduces accounts, such firms pay the Company a portion of the commodity brokerage commissions paid by those accounts as is more fully described below.

Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2010, management has recorded an allowance for doubtful accounts of $175,548.

Income Taxes

The Company made an election to be taxed as an S-Corporation under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's shareholder on its tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2006. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2010.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Depreciation

The Company provides for depreciation of furniture and equipment on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to minimum capital requirements of $45,000 adopted and administered by the CFTC or $3,000 per associated person, whichever is higher. At December 31, 2010, the Company had net capital and net capital requirements of $1,523,626 and $81,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.79 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS

Operating Leases

The Company leases office space from an unrelated third party under noncancellable operating leases. At December 31, 2010, aggregate minimum future rental commitments under this lease with remaining term in excess of one year are as follows:

December 31,	Amount
2011	$ 494,820
2012	468,507
2013	290,208
2014	34,938
2015	20,380
Total	**$ 1,308,853**

Total rental expense of $443,054 including the lease referred to above, was charged to operations during the year ended December 31, 2010.

Capital Lease Obligations

The Company has various capital leases covering office equipment. Aggregate annual payments on the capital lease obligations as of December 31, 2010, are as follows:

Year ending December 31,	Amount
2011	$ 37,960
2012	17,744
2013	13,728
2014	607
Total minimum lease payments	70,039
Less: Amount representing interest	(12,444)
Present value of future minimum lease payments	**$ 57,595**

The amount of equipment under capital leases at December 31, 2010, was $158,337. This property had related accumulated depreciation of $108,292 for a net book value at December 31, 2010 of $50,045.

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, commissions receivable, prepaid expenses, other assets, commissions payable, accounts payable and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company introduces client commodity accounts to various FCMs, all of which are traded by third party commodity trading advisors. The Company does not take discretionary control over any account. The FCMs to which the Company introduces accounts pay the Company a portion of the commodity brokerage commission paid by the account and a portion of the interest income earned on the account assets. The Company may receive from the commodity trading advisor a portion of the fees paid by the account. In the event a customer fails to satisfy its obligations, the Company may be liable to the carrying FCM for all or a portion of the obligation.

The Company has cash in banks in excess of the FDIC insurance coverage of $250,000. At December 31, 2010, the Company had $1,846,472 in excess of this requirement which is subject to loss should the bank cease operations.

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.